Exhibit 99.11

VOX PROVIDES DEVELOPMENT UPDATES

FROM OPERATING PARTNERS

GEORGE TOWN, CAYMAN ISLANDS – March 11, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, notes recent announcements from royalty operating partners Black Cat Syndicate Limited (ASX: BC8) (“Black Cat”), Alamos Gold Inc. (TSX: AGI; NYSE: AGI) (“Alamos”), Kalamazoo Resources Limited (ASX: KZR) (“Kalamazoo”), Silver Mines Limited (ASX: SVL) (“Silver Mines”), Venturex Resources Limited (ASX: VXR) (“Venturex”), Tartisan Nickel Corp. (CSE: TN) (“Tartisan”), Metalicity Limited (ASX: MCT) (“Metalicity”) and Hecla Mining Company (NYSE: HL) (“Hecla”).

Summary of Development Updates

●	Execution of an exclusive 30-day option to acquire a 1.5Mtpa milling facility and associated equipment at the Bulong gold project by Black Cat,

●	Resource and reserve update at the feasibility-stage Lynn Lake gold project by Alamos,

●	Drilling update at the Ashburton gold project by Kalamazoo,

●	Drilling update at the Bowdens silver project by Silver Mines,

●	A recapitalisation, management change and Final Investment Decision guidance for the feasibility-stage Sulphur Springs copper-zinc project by Venturex,

●	Preliminary Economic Assessment (PEA) timing for the Kenbridge nickel-copper project by Tartisan,

●	Drilling update at the Kookynie gold project by Metalicity, and

●	Permitting timeline guidance for the Montanore silver-copper project by Hecla.

Kyle Floyd, Chief Executive Officer stated, “We are excited to pass along further meaningful updates from the operators of our royalty-linked assets. The Bulong mill acquisition option further supports Black Cat’s prior guidance of commencement of mining at Bulong in Q4 2021. Of particular note is the drilling success over two of Vox’s key growth assets in Australia, the Ashburton gold project and the Bowdens silver project. These growth assets continue to demonstrate considerable resource expansion potential, as highlighted by Kalamazoo Resources’ management who have publicly disclosed an internal exploration target for Ashburton of 2 – 3 million ounces of gold. In North America, Hecla continues to invest in the Montanore project, the third largest silver-copper asset in the United States, and Alamos continues to progress Lynn Lake towards a construction decision in 2022. We expect the velocity of developments and news flow from our 47 royalty assets will continue to increase, driving significant, organic growth in the Vox royalty portfolio.”

Option to Acquire 1.5Mtpa Mill – Bulong (Gold)

●	Vox holds a 1% net smelter return royalty over part of the Bulong gold project.

●	On March 1, 2021, Black Cat announced that it had entered into an exclusive 30-day option to acquire a 1.5Mtpa milling facility inclusive of associated equipment for a total of A$1.41M if exercised; and

●	Black Cat management stated that “acquiring this facility would be a major milestone for Black Cat as it immediately secures the supply of approximately 60% of the equipment required to construct our planned processing facility”.

Resource Upgrade – Lynn Lake (MacLellan, Gold)

●	Vox holds a 2% gross gold proceeds royalty (post initial capital recovery) on part of the MacLellan deposit at the Lynn Lake gold project.

●	On February 23, 2021, Alamos announced its mineral reserves and resources report for the year ended 2020, including the following updates at the Lynn Lake project, which Vox holds a royalty over a portion of the project:

o	A larger $7 million 2021 budget is planned for Lynn Lake with the focus on testing additional targets in proximity to the MacLellan and Gordon deposits, recently identified regional targets, and the Burnt Timber and Linkwood deposits which were not included in Alamos’ 2017 Feasibility Study.

Drilling Update – Ashburton (Gold)

●	Vox holds a 1.75% gross revenue gold royalty (>250koz cumulative production) on the Ashburton gold project.

●	On February 24, 2021, Kalamazoo announced drilling progress at the Ashburton gold project including:

o	Assays from Kalamazoo’s maiden RC drilling program retuned thick intercepts of moderate to high grade gold at the Waugh Prospect, including:

▪	9m @ 5.52g/t Au from 148 metres including 1 metre @ 22.1g/t Au from 153 metres (KARC0007);

▪	9m @ 4.03g/t Au from 157 metres including 1 metre @ 17.8g/t Au from 157 metres (KARC0010);

▪	7m @ 4.25g/t Au from 68 metres including 3 metres @ 7.99g/t Au from 68 metres (KARC0032); and

▪	9m @ 3.03g/t Au from 155 metres including 2 metres @ 9.71g/t Au from 156 metres (KARC0009);

o	This drill program was the first stage in Kalamazoo’s campaign to substantially increase the gold resource at the Ashburton gold project;

o	The intercepts indicate that additional thick shoots of moderate to high grade mineralization exist beneath and along strike of the Waugh Pit, remaining open in multiple directions;

o	The highly prospective siltstone unit hosing the Waugh Prospect outcrops for over 20 kilometres within the Ashburton gold project tenements and has only been tested with minimal historical drilling; and

o	Kalamazoo is planning a ~15,000 to ~20,000 metre drill campaign for the current field season, commencing in Q2 2021.

Drilling Update – Bowdens (Silver-Lead-Zinc)

●	Vox holds a 0.85% gross revenue royalty on the Bowdens silver-lead-zinc project and a 1.0% gross revenue royalty over surrounding regional exploration tenure.

●	On February 19, 2021, Silver Mines announced outstanding high-grade drill results from the Bowdens silver project, including:

o	Northwest extensions to the Bowdens main zone targeted with drilling;

o	Preliminary results returned from BD21002 include:

▪	34.6 metres @ 471g/t silver equivalent (413g/t silver, 1.14% lead, 0.39% zinc) from 96 metres which includes:

▪	7.0 metres @ 1090g/t silver equivalent (966g/t silver, 2.86% lead, 0.56% zinc) from 97 metres;

▪	6.1 metres @ 874g/t silver equivalent (789g/t silver, 1.67% lead, 0.59% zinc) from 122 metres; and

o	The latest results from the upper portion of the hole (89.0 metres to 130.6 metres depth) fall within the modelled mineral resource yet show substantially stronger mineralization that that was indicated by previous drilling.

New Management, Recapitalisation, Final Investment Decision – Sulphur Springs (Copper-Zinc)

●	Vox holds a A$2/tonne ore production copper-zinc royalty (A$3.7M royalty cap) on the Sulphur Springs project and an effective A$0.80/tonne ore production royalty on the Kangaroo Caves deposit, which is part of the combined Sulphur Springs project.

●	On February 24, 2021, Venturex announced a recapitalisation plan for the company led by incoming mining executive and founder of Northern Star Resources (ASX: NST) Bill Beament, which includes binding commitments to raise A$14 million of cash through an equity placement. The proceeds of the equity raise are intended to be used to fund development activities for the sulphur Springs project along with corporate and general working capital.

●	On March 10, 2021, Venturex announced commencement of key work programs to advance Sulphur Springs to a Final Investment Decision, with all critical path items and project engineering works scheduled to ensure a seamless transition to development. Venturex also mentioned that drilling to upgrade the inferred open pit resources is due to commence in May 2021. Critical path items for the commencement of mine site construction scheduled for completion prior to the commencement of the wet season in November 2021 are:

o	Geotechnical investigations on the Tailings Storage Facility (TSF) and detailed TSF design.
o	Submission of a Mining Proposal and Mine Closure Plan to the Department of Mines, Industry Regulation and Safety (DMIRS).

o	Submission of a Works Approval Application to the Department of Water and Environmental Regulation (DWER).

o	Front End Engineering Design (FEED) study.
o	Construction of site access road.

PEA Update – Kenbridge (Nickel-Copper)

●	Vox holds a 1% net smelter return royalty on part of the Kenbridge nickel-copper project, which is subject to a full buyback right for C$1.5M in favour of Tartisan.

●	On February 2, 2021, Tartisan announced that it anticipates having an updated PEA completed for the Kenbridge project during Q2 2021.

Drilling Update – Kookynie (Gold)

●	Vox holds a A$1/t ore production gold royalty (with gold grade excalator1) on part of the Kookynie gold project.

●	On February 17, 2021, Metalicity announced the following highlights over the Kookynie gold project:

o	Assays received from the 2020 reconnaissance drilling programme demonstrate high prospectivity for the project’s regional targets;

o	Results illustrate the targets are high priority with anomalous results returned across all prospects;

o	Geological observations note similar settings to prolific and highly mineralized prospects like the Cosmopolitan Gold Mine and the Leipold Prospect;

o	Highlights include:

▪	Orient Well East – OWERC0020, 1 metre @ 7.85g/t Au from 22 metres;

▪	Cosmopolitan North – COSRC0002, 3 metres @ 0.4g/t Au from 57 metres;

▪	Leipold North – LEONCR0019, 1 metre @ 0.94 g/t Au from 36 metres;

o	Initial drilling at Cosmopolitan Prospect is exceptionally encouraging with the reported visible gold in the first hole; and

o	For the first half of 2021, Metalicity will continue developing the more progressed prospects towards resource definition style programmes.

Permitting Update – Montanore (Silver-Copper)

●	Vox holds a US$0.20/ton production payment royalty on the Montanore silver-copper project operated by Montanore Minerals Corp, an indirect subsidiary of Hecla.

●	On February 18, 2021, Hecla announced its fourth quarter and full year 2020 financial and operating results, including the following updates at the Montanore project:

o	Pre-development spending was $2.4 million for fiscal 2020, principally to advance the permitting at Montanore/Rock Creek; and

o	At the Montanore project, The Kootenai National Forest’s Final Supplemental Environment Impact Study and Record of Decision are expected later in 2021.

Vox also notes that Kyle Floyd and Spencer Cole will be participating in a virtual interview with Streetwise Reports on Friday March 12th at 1:00pm (Eastern Time). For more information and to register to attend the event, please visit www.streetwisereports.com.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 40 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 15 separate transactions to acquire over 40 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding expectations for the timing of commencement of resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners and future royalty payments derived from various royalty assets of Vox.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Notes

(1)	$1 per tonne royalty for each ore reserve with a gold grade of at or less than 5 grams per tonne, with a grade-linked escalator above 5 grams per tonne of (Grade – 5 x 0.5)